

August 19, 2010

Jill M. Broadfoot
Chief Financial Officer
Vical Incorporated
10390 Pacific Center Court,
San Diego, California 92121-4340

> **Re: Vical Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 25, 2010**
> **Proxy Statement on Schedule 14A**
> **Filed April 14, 2010**
> **File Number: 000-21088**

Dear Ms. Broadfoot:

We have reviewed your July 14, 2010 response to our June 29, 2010 comment letter, and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business
Collaboration and Licensing Agreements, page 15

1. We note your response to comments 1 and 3. We consider the aggregate potential milestone payments and royalty range material information. We often grant confidential treatment to individual milestone amounts and specific royalty rates but require that the aggregate potential milestone payments and a royalty range be disclosed in company filings. Therefore, our comments are reissued in part. Please expand your disclosure with respect to each of your agreements with AnGes, Sanofi-aventis, Merck, CytRx, WARF and each agreement

with the University of Michigan to include the aggregate amount of all potential milestone payments that may be due under each agreement and the royalty rates payable under each agreement, noting that for the royalty rate you may provide a reasonable range within which the royalty rate falls, for example "single digits," high-teens," "mid-twenties," etc.

<u>Executive Compensation</u>
<u>Compensation Discussion and Analysis, Determination of Executive Compensation, page 16</u>

2. We note your response to prior comment 10 in which you state that the compensation committee evaluates goal achievement as one of many considerations in the aggregate to determine what it believes to be appropriate awards of cash bonuses and equity grants. Please further expand your example of proposed disclosure to include a discussion of the considerations, including the corporate achievement score, taken into account by the compensation committee and how such considerations influenced the actual cash bonus awards and equity grants. Such disclosure should endeavor to provide investors with full and complete understanding of the considerations underlying the compensation decisions of your compensation committee.

<u>Note 4. Fair Value Measurements, page 64</u>

3. We note your response to prior comment 7 and your expanded proposed disclosure. We repeat the part of our prior comment that requests for you to disclose if you adjusted the quotes or prices you obtained from brokers and pricing services for your level 2 and level 3 assets, and if so, how and why, and for you to disclose the procedures you perform to validate the prices you obtained to ensure that the fair value determination is consistent with FAS ASC 820.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Karen Ubell, Staff Attorney, at (202) 551-3873 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant